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                            November 15, 2023

       Marc Forth
       Chief Executive Officer
       AEON Biopharma, Inc.
       5 Park Plaza, Suite 1750
       Irvine, CA 92614

                                                        Re: AEON Biopharma,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 23,
2023
                                                            File No. 333-274094

       Dear Marc Forth:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 7, 2023, letter.

       Amendment No. 1 to Form S-1 filed October 23, 2023

       Cover Page

   1. Please revise your cover page and plan of distribution to identify each of (i) ACM ARRT
                                                        J LLC and (ii) Polar
Multi-Strategy Master Fund as underwriters. Refer to Section
                                                        2(a)(11) of the
Securities Act.
   2. We note your response to our prior comment 1, which we reissue with respect to the
                                                        Sponsor. Please further
revise your cover page to clarify the number of shares of common stock being registered
that were originally purchased by the Sponsor or that underlie warrants held by the
Sponsor, and the initial purchase price paid by the Sponsor for its
                                                        Founder Shares prior to
Priveterra's initial public offering.
 Marc Forth
FirstName LastNameMarc
AEON Biopharma,    Inc. Forth
Comapany 15,
November   NameAEON
              2023     Biopharma, Inc.
November
Page 2    15, 2023 Page 2
FirstName LastName
Prospectus Summary
Transactions with Atalaya and Polar, page 1

3.       Revise your future filings, including this registration statement and
future    34 Act filings,
         to clearly quantify the amount of the loss that was recorded    on the
line    versus the
         amount recognized in your Statement of Operations due to subsequent change in the fair value of the derivative. Please also revise to identify the reasons behind such changes in fair value.
4. We note your statement on pages 62 and 88 that one of the reasons that Priveterra and Old
         AEON entered into the Forward Purchase Agreements was to obtain the New Money
         PIPE Investment of $7.0 million which was required to satisfy the minimum cash condition under the Business Combination Agreement and to ensure that AEON would comply with NYSE American listing standards, including with respect to the sufficiency of AEON's liquidity. Please revise the Summary to clearly disclose the contingent relationship between the New Money PIPE Investment and the Forward Purchase
         Agreements.
5. You state that Priveterra and Old AEON entered into the Forward Purchase Agreements in part to "have access to potential proceeds that may be provided under the Forward
         Purchase Agreements and related FPA Funding Amount Subscription Agreements."
         Please balance this statement by clarifying that AEON has not had access to the $66.7 million since the closing date of the Business Combination, and, in plain English, explain the limited circumstances under which the company may have access to any proceeds under these agreements.
6. Revise here and elsewhere, as appropriate, to prominently disclose that there is no arrangement or requirement for the Sellers to hold the $66.7 million Prepayment
         Amount in escrow, trust, or any similar arrangement until the Forward Purchase
         Agreements have settled. Please also disclose the attendant risks stemming from the lack of such an arrangement.
Risk Factors
Our management has concluded that uncertainties around our ability to raise additional capital raise substantial doubt..., page 9

7. We note that management has concluded that there is substantial doubt about AEON's ability to continue as a going concern. Please describe the potential effect that this conclusion may have on your ability to raise additional funds through equity or debt financing, as well as the potential terms of any such financings. In this regard, we note that under the terms of the Forward Purchase Agreements, the Reset Price over 24 months following the closing of the Business Combination may be impacted by the price at which shares of your common stock could be sold through a potential public or private equity offering.
 Marc Forth
FirstName LastNameMarc
AEON Biopharma,    Inc. Forth
Comapany 15,
November   NameAEON
              2023     Biopharma, Inc.
November
Page 3    15, 2023 Page 3
FirstName LastName
Sales of a substantial number of our securities in the public market by the Registered Holders..., page 48

8. We note your revisions in response to our prior comment 5, which we reissue with respect to securities being registered for resale that were originally purchased by the
         Sponsor. Please further revise your risk factor beginning on page 48 to disclose the purchase price paid by the Sponsor for the Founder Shares and the percentage of outstanding Class A Common Stock that these shares currently represent.
Liquidity and Capital Resources, page 81

9.       Please revise this section as follows:
             Disclose, if true, whether your principal uses of cash since the closing of the Business
             Combination have included payments due under the Forward Purchase Agreements, and specify such amounts paid.
             Disclose here, and elsewhere as appropriate, the percentage of public holders of
             Priveterra Class A common stock that exercised their right to redeem their shares for cash, the resulting aggregate redemption payment from Priveterra's trust account, and the date such redemption payments were made. Following these investor redemptions, disclose the aggregate amount of proceeds the company received from the Priveterra trust account upon the closing of the Business Combination, after accounting for the aggregate payment of the $66.7 million Prepayment Amount to the
             FPA Sellers under the Forward Purchase Agreements and any payments related to the
             Recycled Shares.
10. You state that as of the date of this prospectus, you only have sufficient cash to fund your operating plan through mid-December 2023, that you are actively attempting to secure additional capital, and that you may sell common stock or other securities in one or more transactions at a price that is less than the price per share paid by current public stockholders. Please revise here, and elsewhere as appropriate, to discuss the potential effect of the Forward Purchase Agreements on your ability to raise additional capital. In this regard we note that reset provisions in the FPAs may be triggered in the event the company undertakes to raise additional capital. Explain the potential impact to the company and its liquidity and capital needs in the event there is a reduction or elimination of the Reset Price Floor, including the potential impact that a downward reset could have on the company's ability to access the Prepayment Amount.
General

11. Please revise your disclosure on pages 2, 61-62, 77, and 86-88, to include a plain English description of the OTC Equity Prepaid Forward Transactions contemplated by the
         Forward Purchase Agreements ("FPAs") with the Sellers. In your revisions, please specifically address issues including, but not limited to, the following
             Disclose the attendant risks and benefits to each of the company and the Sellers based upon how the FPAs operate.
 Marc Forth
AEON Biopharma, Inc.
November 15, 2023
Page 4
            Explain whether, and if so to what extent, entering into the FPAs helped ensure that the Business Combination closed and/or that Priveterra's initial listing application with the NYSE American was approved. Describe the purpose and effect of (i) the
          Sellers' purchase of the Recycled Shares prior to the Closing and
(ii) the Sellers'
          purchase of 6,275,000 shares of New AEON Class A Common Stock from the issuer.
            Clarify how the FPAs have operated to date. Disclose the amount of cash and securities each party has received under the terms of the FPAs, when such cash or securities was received, and how such amounts were determined.
            Provide examples of how the FPAs may operate prior to settlement, including how and when the company and the Sellers may receive securities or cash. Explain how the timing and terms of any cash settlement payments under the FPAs will depend on
          AEON's stock price performance. Include best case scenarios and worst-case scenarios for each party with respect to the various rights and obligations under the
          FPAs, and describe any assumptions on which the scenarios you present are based. In this regard, it may be useful to provide this disclosure in tabular form.
            Summarize any additional payments and share issuances that you may be required to make under the FPAs, including upon maturity, and how such amounts will be determined.
            Disclose whether, and if so how, the FPAs constitute a hedging strategy for the
          Sellers.
            Explain how the FPAs will operate in the event of the company's bankruptcy or a change of control.


       Please contact Lauren Hamill at 303-844-1008 or Laura Crotty at 202-551-7614 with any questions.



                                                          Sincerely,
FirstName LastNameMarc Forth
                                                          Division of
Corporation Finance
Comapany NameAEON Biopharma, Inc.
                                                          Office of Life
Sciences
November 15, 2023 Page 4
cc:       Eric Hanzich
FirstName LastName